EXHIBIT 99.6

News release…

Date: 2 March 2005
Ref: PR407g

Iron ore price settlement

Hamersley Iron has reached agreement with Shanghai Baosteel Group Corporation on prices for Hamersley iron ore deliveries for the contract year commencing 1 April 2005.

Under the settlement, the price of Hamersley ore products to Baosteel will increase by 71.5 per cent over contract year 2004 prices.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
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